TWENTY SERVICES, INC.

P.O. Box 527

Pell City, Alabama 35125-0527

Telephone: (205) 884-7932

FAX: (205) 884-7928

August 25, 2008

United States

Securities & Exchange Commission

Washington, D.C. 20549

Attention:	Mr. Kevin W. Vaughn

Accounting Branch Chief

Dear Mr. Vaughn:

In response to your letter dated July 18, 2008, we have submitted amended Form 10-K for fiscal year ended December 31, 2007. The 10-K has been revised to comply with your comments regarding certain disclosures which were inadvertently omitted from our original filing on March 31, 2008.

We have amended the Form 10-K for fiscal year ended December 31, 2008 as follows:

1.	The independent auditor’s report has been revised to include the date of said report.

2.	Report on Management’s Assessment and Report of Internal Control as required by Exchange Act Rules 13a-15 and 15d-15. This report has been included in the Management’s Discussion and Analysis Section of Annual Report on Form 10-K for December 31, 2007.

3.	We have included disclosures required by paragraphs 32 through 35 of SFAS 157 as well as financial disclosure and internal controls of Twenty Services, Inc.

If you have any questions or comments, please contact Mr. Jack C. Bridges, Executive Vice-President at (205) 884-7932.

Sincerely,

/s/ Shirley B. Whitaker

Shirley B. Whitaker

Administrative Assistant